

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Nick Pointon
Chief Financial Officer
Arqit Quantum Inc.
1st Floor, 3 More London Riverside
London SE1 2RE , United Kingdom

>   **Re: Arqit Quantum Inc.**
>   **Form 20-F for the Year Ended September 30, 2021**
>   **Filed December 16, 2021**
>   **File No. 001-40777**

Dear Mr. Pointon:

We have reviewed your June 15, 2022 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to the comment in our June 1, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Notes to the Financial Statements
1. General information and significant accounting policies
Property, plant and equipment, page F-18

1.   We note your response to comment 1. Please refer to the guidance in Appendix A of IFRS 16 and tell us how you determined the lease term for the subject leases based on your consideration of the following:
   •   the enforceable period of the leases, including the 90-day non-renewal notice period. In order that we may better understand your response, please provide us more information regarding the terms of the 90-day non-renewal notice period at the end of the initial term.
   •   your assessment upon the lease commencement as to whether it is "reasonably

certain" that you would exercise an option to renew or not exercise an option to terminate any of such leases based on the broader economics of the contract, including but not limited to your past practices regarding such leases and customer/user-specific contract conditions.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding our comment on the financial statements and related matters.

           Sincerely,

           Division of Corporation Finance
           Office of Technology